Exhibit 99.1

Cheche Group Announces Partnership with Jetour Auto

BEIJING, China – April 22, 2025 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it has entered into a partnership with Wuhu Jetour Automobile Sales Company Limited (“Jetour Auto”), an automotive brand under Chery Holding Group Co., Ltd. (“Chery Holding Group”). This collaboration marks another step forward in Cheche’s ongoing efforts to deepen its partnerships with automobile manufacturers across China.

Jetour Auto was launched by Chery Holding Group in January 2018 to meet consumer demands and master market trends. Jetour Auto evolved into an independent entity in 2021 operating with its own research and development, procurement and marketing departments. Chery Holding Group ranks among China’s top ten automobile manufacturers by sales volume, with over 2.5 million vehicles sold in 2024 and making its debut on the Fortune Global 500 list the same year.

To better serve its customers, Jetour Auto has turned to Cheche’s online insurance solutions for its auto insurance application and issuance services. The Company executed a partnership agreement with Jetour Auto to provide a comprehensive digital insurance transaction platform that is currently in preparation for launch.

“We are excited to announce this new partnership with Chery Holding Group, marking a significant milestone in our journey to innovate within the automotive insurance ecosystem,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “Our industry-leading technology and comprehensive suite of digital insurance solutions will deliver a more seamless, convenient, and personalized experience for Jetour Auto’s customers. And this collaboration is just the beginning—we see tremendous potential in expanding our services and product offerings to other automotive brands within Chery Holding Group in the near future.”

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185